FORM 6-K

                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                  Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
              of the Securities Exchange Act of 1934


                         21 January 2003

                             mmO2 plc


                        Wellington Street
                Slough, Berkshire SL1 1YP, England

             (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes .....   No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Directorate Change sent to the London Stock Exchange on 21 January 2003






                mmO2 APPOINTS FURTHER NON-EXECUTIVE DIRECTOR


Released: 21 January 2003


mmO2 plc today announces the appointment of David Chance as a non-executive director of the Company with immediate effect.


David Chance, 45, was deputy managing director of BSkyB, the world leader in satellite broadcasting, until June 1998 and currently holds non-executive directorships at Granada Media, Modern Times Group and Sunderland AFC plc. Joining BSkyB as one of its first employees in 1989, David introduced an entirely new distribution and multi-channel model for the business, resulting in the rapid subscriber growth achieved over this period. He previously held senior marketing and business development roles at US telecoms companies, Scientific Atlanta and Grass Valley Group, and European satellite broadcaster, SES.


Chairman of mmO2 plc, David Varney, commented: "The appointment of David Chance represents a further important strengthening of our Board. He has been instrumental in building the multi-channel broadcasting industry in the UK and is a specialist in subscription-based technology services. Looking forward, we expect to see increasing convergence between telecommunications and media. With his proven track record in customer management and content development, David will add considerable value to the business as we move into the era of truly interactive services."


Following this appointment, the Board of mmO2 will comprise three executive and six non-executive directors.


                                    - ends -

mmO2

mmO2 has 100% ownership of mobile network operators in four countries - the UK, Germany, the Netherlands and Ireland - as well as a leading mobile internet portal business. All of these businesses are branded as O2. Additionally, the company has operations on the Isle of Man (Manx Telecom).


mmO2 was the first company in the world to launch and rollout a commercial GPRS (or 2.5G) network and has secured third generation mobile telephony ("3G") licences in the UK, Ireland, the Netherlands, and Germany.


mmO2 has approximately 18.3 million customers and some 13,500 employees, with revenues for the year ended 31 March 2002 of GBP4.276 billion. Data represented 15.6% of total service revenues in the quarter ending 30 September 2002.


mmO2 Contacts:

David Nicholas

Head of Media Relations

mmO2 plc

david.nicholas@o2.com

t: +44 (0) 771 575 9176



Simon Gordon

Press Relations Manager

mmO2 plc

Simon.Gordon@o2.com

t: +44 (0)771 007 0698



mmO2 press office: +44 (0)1753 628402


   All mmO2 Group news releases can be accessed at our web site: www.mmo2.com


                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 21 January 2003             By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary